Exhibit 12

NABORS INDUSTRIES, LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

		2012	2011	2010
Income (loss) from continuing operations before income taxes		$274,062	$486,724	$293,485
Less earnings (add losses) from affiliates, net of dividends		312,319	(132,388)	(13,630)
Less subsidiary preferred stock dividends		(3,000)	(3,000)	(750)
Add earnings (less losses) from affiliates net, from discontinued operations		0	(8,059)	(10,638)
Add amortization of capitalized interest		8,850	7,626	6,089
Add fixed charges as adjusted (from below)		259,870	265,079	277,468
Earnings	(1)	$852,101	$615,982	$552,024

Fixed charges:
Interest expense:
Interest on indebtedness		$245,354	$224,438	$196,563
Capitalized		19,309	23,350	12,448
Amortization of debt related costs (a)		6,198	32,195	76,149
Subsidiary preferred stock dividends		3,000	3,000	750
Interest portion of rental expense		5,318	5,446	4,006
Fixed charges before adjustments	(2)	279,179	288,429	289,916
Less capitalized interest		(19,309)	(23,350)	(12,448)
Fixed charges as adjusted		$259,870	$265,079	$277,468

Ratio (earnings divided by fixed charges before adjustments)	(1)/(2)	3.05	2.14	1.90

(a)  Includes deferred financing, discount and premium amortization.